Filed by Biglari Holdings Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Advance Auto Parts, Inc.
Registration No. 333-166445

The following communication was disseminated by Biglari Holdings Inc. to Advance Auto Parts, Inc. stockholders:

BIGLARI HOLDINGS INC.

Offer to Exchange
Up to 1,409,367 Shares of Common Stock
of
ADVANCE AUTO PARTS, INC.
for
Shares of Biglari Holdings Inc. Common Stock
by
BIGLARI HOLDINGS INC.

At an Exchange Ratio of One Share of Advance Auto Parts, Inc. Common Stock for
0.1179 Shares of Biglari Holdings Inc. Common Stock

Biglari Holdings Inc. is offering to exchange up to 1,409,367 shares of common stock of Advance Auto Parts, Inc. at an exchange ratio of one share of Advance common stock for 0.1179 shares of Biglari Holdings common stock, stated value $0.50 per share, upon the terms and subject to the conditions in the prospectus and letter of transmittal relating to the offer.

Please note that the exchange offer has been revised to provide that the offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Tuesday, June 1, 2010, unless extended.  Accordingly, all references to the “expiration date” in the prospectus, letter of transmittal and other offer materials shall be deemed to refer to 5:00 P.M., New York City time, on Tuesday, June 1, 2010, unless extended.

*        *        *

In connection with the exchange offer, Biglari Holdings has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of Advance are advised to read this registration statement and related disclosure materials carefully because they contain important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Biglari Holdings with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Biglari Holdings may also be obtained from Biglari Holdings upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.